UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MAY, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  May 29, 2006                        /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO


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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         CENTRASIA MINING CORP. (the "Issuer")
         300 - 1055 W. Hastings Street
         Vancouver, British Columbia   V6E 2E9
         Phone: (604) 688-4110

2.       DATE OF MATERIAL CHANGE

         May 26, 2006

3.       PRESS RELEASE

         The press release was released on May 26, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chief Financial Officer
         Phone: (604) 685-9316

9.       DATE OF REPORT

         May 29, 2006.

                             CENTRASIA MINING CORP.
          Suite 300, 1055 West Hastings Street, Vancouver, BC V6E 2E9
                Telephone: (604) 688-4110 / Fax: (604) 688-4169
                        Website www.centrasiamining.com

           TRADING SYMBOLS: TSXV - CTM; OTCBB - CTMHF; Frankfurt - C8M

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MAY 26, 2006

    CENTRASIA ENTERS INTO AGREEMENT TO ACQUIRE 90% INTEREST IN ADVANCED STAGE
       MOLYBDENUM/TUNGSTEN AND MOLYBDENUM/COPPER PROPERTIES IN KAZAKHSTAN


VANCOUVER, B.C., - Centrasia Mining Corp. ("Centrasia") wishes to announce that it has entered into a memorandum of understanding to acquire a 90% interest in two advanced stage base metal properties in Kazakhstan for a cash payment of US$8,500,000. A deposit of US$850,000 must be made, the payment of which will be subject to the parties signing a formal agreement to replace the memorandum of understanding. The transaction will be subject to various conditions, including the entering into of the formal agreement, regulatory approval, a financing to pay for the purchase price, etc. In addition, a finders/success fee is payable.

MOLYBDENUM/TUNGSTEN PROPERTY

The Molybdenum/Tungsten Property is located about 170 km southwest of city of Kostenai, 750 km northwest of the capital city of Astana in northwestern Kazakhstan. The property is road accessible, there are 200 Kv and 500 Kv power lines within 10 kilometres of the property boundary, and a railway is approximately 27 kilometres away.

The northern portion of the property consists of two partially overlapping zones of mineralization, one tungsten rich and one molybdenum rich. The mineralization is hosted within highly altered, layered sediments that are intruded by dikes of diorite, aplite, and granite. Molybdenum occurs as molybdenite within the molybdenum rich zone. Where these two zones overlap, tungsten mineralization consists of scheelite and minor wolframite. Outside of the molybdenum rich zone, tungsten occurs primarily as wolframite. In general, mineralization occurs in layers parallel to the sedimentary bedding and in stockworks veins.

Over 200 drill holes have been completed on the property, 77 have been completed dating back to 1972. The overlapping molybdenum and tungsten zones have been drilled on 50x100 metre centres to an average depth of 200 metres. Average overburden thickness over the deposit is approximately 40 metres, consisting of saprolite and mixed clay, silt, sand and gravel.

In 1981, the Ministry of Geology of the Kazakh SSR calculated an historic mineral resource for the molybdenum/tungsten mineralized zone. The report did not specify a Soviet resource category for the estimate.

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ORE (`000 TONNES)                  MO (%)                 MO (TONNES)
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36,617.7                           0.120                   43,979.5
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Note:  Historic Resource Estimate - Non NI 43-101 Compliant



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                                      -2-



The historic resource estimate does not include the tungsten mineralization and only quotes a tonnage, grade and metal content for molybdenum. The resource is not NI 43-101 compliant and Centrasia regards this estimate as an historic resource of which the accuracy cannot be relied upon. However, the Company believes that the resource is a significant indication of the potential size and grade of the mineralized zone. Additionally, historical reports indicate that there is a significant zone of tungsten mineralization (WO3) that overlaps and extends beyond the molybdenum (Mo) resource area. A total of 11,787 analytical results were reviewed from the historic drilling to determine the range of WO3 results. Analytical results for WO3 returned values ranging from less than detection to 2.12% WO3. The Company feels the WO3 grades when modeled, may indicate that the WO3 within the historic Mo resource could be mined and recovered economically. Based on our review of the historic data, the Company feels there is sufficient information to define a mineral resource, however further infill or verification drilling may be required to fully comply with NI 43-101 resource definition standards. It is the Company's intent to carry out the necessary work required to not only upgrade the historic Mo resource so that it conforms to NI 43-101, but to also include the WO3 component of the mineralization in the resource estimate. Without further drilling, the Company is uncertain as to what portion of the historic resource will comply with accepted CIM or JORC resource categories.

MOLYBDENUM/COPPER DEPOSIT

The Molybdenum/Copper property is located about 100 km northwest of city of Kostenai, 750 km northwest of the capital city of Astana in northwestern Kazakhstan. The property is road accessible, a power line of unknown capacity crosses the property, and it is 15 kilometres from a railway.

Drilling of a molybdenum/copper mineralized zone was conducted in the early 1960's with some core drilling but mostly by a drill process using a hardened steel bit that got very poor recovery. The deposit was drilled on a 100m by 200m grid with a minor amount of closer spaced drilling on 50m intervals. Average overburden thickness over the zone is approximately 40 metres, consisting of saprolite and mixed clay, silt, sand and, gravel. Centrasia is currently reviewing the historic data and we are unable to confirm the number of drill holes at this time. The deposit is characterized as a porphyry molybdenum-copper system with associated skarn mineralization.

A Soviet report by the Ministry of Geology of the Kazakh SSR, dated 1965, reports a combined C1+C2 Soviet resource for the property based on a 0.05% Mo cutoff grade and drilling completed between 1963 and 1965. The C1 and C2 categories were not reported separately and no tonnage figure was reported, only metal contents and grade. The Company regards the estimate as an historic resource of which the accuracy cannot be relied upon. Although the resource is not NI 43-101 compliant, the Company does consider it as an indication of the potential grade and extent of the mineralization. The following metal content was reported.

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METAL                            TONNES (METAL)                       GRADE (%)
--------------------------------------------------------------------------------

Molybdenum - Mo                     114,200                             0.105
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Copper  (Cu)                         66,000                             0.067
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Note:  Historic Resource Estimate - Non NI 43-101 Compliant

As with the Molybdenum/Tungsten project, it is the Company's intent to upgrade the historic resource to one that is NI 43-101 compliant.

Centrasia's President and C.E.O., Douglas Turnbull comments "If we are successful in securing these properties, they will have a significant impact on our asset base. It is part of our ongoing efforts to acquire advanced assets for Centrasia and improve shareholder value. We will continue to pursue and are still in negotiations for the acquisition of additional precious, base metal and uranium projects."

Dr. William J. Tafuri, P. Geo., Centrasia's Vice-President Exploration and Director of Operations, Asia and a qualified person for the purposes of NI
43-101, was responsible for the collection and compilation of the technical information disclosed in this news release.

On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.


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